Exhibit 23.5

CONSENT OF RAYMOND JAMES & ASSOCIATES, INC.

To:	The Board of Directors of Aeterna Zentaris Inc.

We refer to the fairness opinion dated December 14, 2023 (the “Fairness Opinion”) which we prepared for the Board of Directors of Aeterna Zentaris Inc. (“Aeterna Zentaris”) in connection with the plan of arrangement involving Aeterna Zentaris and Ceapro Inc.

We consent to the incorporation by reference of the Fairness Opinion in this Amendment No. 5 to the Registration Statement on Form F-1 (No. 333-239019) and related Prospectus of Aeterna Zentaris Inc. (the “Registration Statement”), the inclusion of the Fairness Opinion and a summary of the Fairness Opinion in the Registration Statement, and all references to the Fairness Opinion and our firm in the Registration Statement.

The Fairness Opinion was given as at December 14, 2023 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Aeterna Zentaris shall be entitled to rely upon the Fairness Opinion.

We have read the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Fairness Opinion or that is within our knowledge as a result of performing services for Aeterna Zentaris in connection with the Fairness Opinion.

/s/ Stu Barich
RAYMOND JAMES & ASSOCIATES, INC.

New York, New York

May 30, 2024